UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

FirstTrust/Four Corners Senior Floating Rate Income Fund (FCM)
(Amendment No. 1)

(Name of Issuer)

Money Market Cumulative Preferred Shares

(Title of Class of Securities)

33733Q206

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 33733Q206

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  770

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  770

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

770

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

87.5%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 770 shares of FCM Money Market Cumulative Preferred Shares on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 87.5% of the outstanding Money Market Cumulative Preferred Shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of FCM Money Market Cumulative Preferred Shares fit the investment guidelines for various Accounts. Shares have been acquired since June 10, 2008.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 770 shares or 87.5% of the Money Market Cumulative Preferred outstanding shares. George W. Karpus presently owns 4 shares of FCM Money Market Cumulative Preferred Shares. Mr. Karpus purchased shares on October 30, 2008 at $16,250 (4 shares). JoAnn Van Degriff presently owns 3 shares of FCM Money Market Cumulative Preferred Shares. Ms. Van Degriff purchased shares on October 30, 2008 at $16,250 (3 shares). Karpus Management Management Defined Benefit Plan presently owns 2 shares of FCM Money Market Cumulative Preferred Shares. The Benefit Plan purchased shares on October 30, 2008 at $16,250 (2 shares). Apogee Partners L.P. is a hedge fund managed by Karpus Management, Inc., of which George W. Karpus owns 2.04%, Cody B. Bartlett Jr. owns 0.67%, and Dana R. Consler owns 0.94%. Apogee Partners presently owns 8 shares of FCM Money Market Cummulative Preferred Shares. Canalview Partners L.P. is a hedge fund managed by Karpus Management, Inc., of which Karpus Investment Management Profit Sharing Plan owns 4.83%. Canalview Partners presently owns 23 shares of FCM Money Market Cumulative Preferred Shares. None of the other principals of KIM presently own shares of FCM Money Market Cumulative Preferred Shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) There have not been any purchases or sales in the past 60 days. However, 1 share was transferred out of KIM pursuant to client direction. The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the FCM securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased FCM Money Market Cumulative Preferred Shares for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a letter to the Fund on April 9, 2009, informing the Fund of their nominees for election at the Funds next meeting. Additionally, Karpus has entered into an agreement with the Fund and First Trust Advisors L.P. on June 11, 2009. A copy of the letter and the agreement are attached as Exhibits 1 & 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   July 1, 2009

EXHIBIT 1
Nomination Letter Submitted to the Fund
Transmitted April 9, 2009

W. Scott Jardine, Secretary & Chief Compliance Officer       April 9, 2009
FirstTrust/Four Corners Senior Floating Rate Income Fund
120 East Liberty Drive, Suite 400
Wheaton, Illinois 60187

 Re:  FirstTrust/Four Corners Senior Floating Rate Income Fund ("FCM" or the "Fund")

Mr. Jardine:
Karpus Management, Inc. ("Karpus") represents beneficial shareholder ownership of 771 shares or 87.61% of the FirstTrust/Four Corners Senior Floating Rate Income Fund preferred shares, cusip no. 33733Q206 ("FCM Preferred Shares"). This letter shall serve as notification that Karpus hereby nominates two (2) nominees for election to the Board of Directors of FCM (the "FCM Board") at the next meeting anticipated to be held in September 2009, of which are to be elected only by holders of the preferred shares. Each nominee has consented to being named as a nominee to be elected solely by the FCM Preferred Shares and to serve as a director if elected.

Pursuant to the Fund's DEF14A filed on August 8, 2008, Karpus believes that the terms of two (2) preferred share directors currently serving on the FCM Board expire at the Meeting. To the extent there are in excess of two (2) vacancies on the FCM Board to be elected solely by the FCM Preferred shareholders and to be filled by election at the Meeting or FCM increases the size of the FCM Board above its existing size, Karpus reserves the right to nominate such additional nominees to be elected to the FCM Board at the Meeting. Additionally, if this Notice shall be deemed for any reason to be ineffective with respect to the nomination of any of the Nominees at the Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Karpus.

As the largest holder of the outstanding FCM Preferred Shares, Karpus feels that we should have representation on the Board. We believe that our director nominees' will more accurately reflect the wishes of the Fund's largest preferred shareholder than the current Preferred Share directors.

The information concerning the Nominees required by the Nominating Committee Charter is set forth below:

  Brad Orvieto; Age: 52; Address: c/o Strategic Asset Management Group, 800 South Andrews Avenue, Suite 204, Fort Lauderdale, Florida 33316; Nationality: U.S. Citizen; Share Ownership: 2 shares of cusip no. 33733Q206; Professional Experience: Founded Horizon Financial Group, a Financial Planning and Investment Advisory firm, 1985. Horizon Financial Group merged with Strategic Asset Management Group, 1997; Education: University of Miami School of Business (B.B.A, (1979), International Finance and Marketing; Directorships/Other: Certified Financial Planner; Board of Directors, Equus II Inc. (EQS), Broward County Housing Finance Authority-Member and past Chairman, Steering Committee for the Incorporation of the City of Weston, McDonald Family Foundation-Trustee, City of Plantation Comprehensive Planning Board, Anti-defamation League Civil Rights Committee, Broward County Tourist Related Program Grant Panel, Broward County Cultural Arts Grant Panel, Broward County Art in Public Places Steering Committee and Board of Directors-Temple Kol Ami, Boys and Girls Club Corporate Board - Broward County.

  Phillip Goldstein; Age: 64; Address: Park 80 West, Plaza Two, Suite 750, Saddle Brook, New Jersey 07663; Share Ownership: Beneficial owner of 140,881 FCM common shares; Directorships/Other: Mr. Goldstein is an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds. He has been a director of the Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001 and ASA Ltd since 2008.

Karpus does not believe any Nominee is an "interested person" of FCM, as defined in the Investment Company Act of 1940. Further, there are no arrangements or understandings between Karpus and any nominee in connection with the nominations nor do we know of any material conflicts of interest that would prevent any nominee from acting in the best interest of the Fund. Lastly, attached are the consents of Mr. Orvieto and Mr. Goldstein, whereby each individual consents to be nominated as a director of FCM at the Annual Meeting and further consents to serve if elected.

Should you have any questions with respect to this notification or require further information, please do not hesitate to contact me at (585) 586-4680.

Sincerely,

/s/
Cody B. Bartlett Jr., CFA
Managing Director of Investments

EXHIBIT 2
Agreement with the Fund
Transmitted June 11, 2009

First Trust/Four Corners Senior Floating Rate Income Fund       June 11, 2009
120 Liberty Drive, Suite 140
Wheaton, Illinois 60187

Gentlemen:
First Trust/Four Corners Senior Floating Rate Income Fund (the "Fund"), has represented to Karpus Management, Inc., d/b/a Karpus Investment Management ("KIM"), that the Fund intends to effectuate a Tender Offer for 100% of the Money Market Cumulative Preferred Shares of the Fund (the "Preferred Shares") at a price equivalent to 95% of the liquidation preference of $25,000 per Preferred Share, plus any unpaid dividends, prior to the commencement of the Fund's 2009 Annual Meeting, as set forth in the draft Tender Offer documents dated June 11, 2009 provided by the Fund to KIM pursuant to a Confidentiality and Non-Disclosure Agreement also dated June 11, 2009 (the "Offer"). If this letter accurately reflects the present intention of the Fund, please sign and return one copy of this letter.

In the event that a copy of this letter signed by an authorized signatory of the Fund is returned to KIM by June 15, 2009, then KIM confirms that if the Offer is actually made to the holders of Preferred Shares on the terms and conditions set forth above, KIM will tender all Preferred Shares owned or controlled by KIM, and will recommend to other persons who have a relationship with KIM to tender their Preferred Shares, pursuant to the Offer. KIM also confirms that, at the time of the completion of the payment pursuant to the Offer, KIM will withdraw its letter to the Fund dated April 9, 2009 seeking to nominate two nominees for election as Trustees of the Fund at the 2009 Annual Meeting of the Fund (the "Nomination Letter").

In the event that a signed copy of this letter is not returned to KIM by June 15, 2009, then this letter shall be null and void and of no further force and effect and KIM reserves all its rights. In the event a signed copy of this letter is returned to KIM by June 15, 2009, then, except as otherwise set forth above, all rights of the Fund and of KIM for each to proceed in the manner they determine to be in their own best interests are reserved and retained, including, but not limited to, the right of the Fund not to proceed with the Offer and the right of KIM to proceed with the actions contemplated by the Nomination Letter. In the event the Offer is consummated, KIM and its affiliates and the Fund agree not to bring suit or take any action against the other or its respective affiliates, officers, directors, trustees and advisors in respect of the Offer and each releases such persons from any liability with respect thereto.

       Very truly yours.

       KARPUS MANAGEMENT, INC.

       By:  ________________________
               Cody B. Bartlett Jr., CFA - Managing
        Director of Investments

The first paragraph of this letter accurately reflects the present intention of the Fund.

First Trust/Four Corners Senior Floating Rate Income Fund

By: _________________________  Dated: ____________
       Name:
       Title: